As filed with the Securities and Exchange Commission on August 11, 2004.

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                 Amendment No. 1

                                 SCHEDULE 14D-9

                      Solicitation/Recommendation Statement
                          Under Section 14(d)(4) of the
                         Securities Exchange Act of 1934

                              --------------------

                           GENERAL BEARING CORPORATION
                            (Name of Subject Company)

                           GENERAL BEARING CORPORATION
                        (Name of Person Filing Statement)

                              --------------------

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    369147103
                      (CUSIP Number of Class of Securities)

                             JOHN E. STEIN, ESQUIRE
                                 44 HIGH STREET
                           WEST NYACK, NEW YORK 10994
                                 (845) 358-6203

                                  with copy to:
                            JUSTIN P. KLEIN, ESQUIRE
                     BALLARD SPAHR ANDREWS & INGERSOLL, LLP
                               1735 MARKET STREET
                                FIFTY-FIRST FLOOR
                      PHILADELPHIA, Pennsylvania 19103-7599
                                 (215) 665-8500
                  (Name, address and telephone number of person
                 authorized to receive notice and communications
                    on behalf of the person filing statement)

                              --------------------

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

            1. Subject Company Information.

      Name and Address. The name of the subject company to which this Solicitation/ Recommendation Statement on Amendment No. 1, Schedule 14D-9 (this "Statement") relates is General Bearing Corporation ("General Bearing"), a Delaware corporation. The principal executive offices of General Bearing are located at 44 High Street, West Nyack, New York 10994. The telephone number of the principal executive offices of General Bearing is (845) 358-6000. General Bearing's website is www.generalbearing.com. The information on General Bearing's website does not constitute a part of this Statement.

      Securities. This Statement relates to General Bearing common stock, par value $0.01 per share (the "Common Stock"). As of July 14, 2004, there were 3,767,972 shares of Common Stock issued and outstanding. General Bearing's stock is listed on the Nasdaq Small Cap under the symbol GNRL.

            2. Identity and Background of Filing Person.

      Name and Address. General Bearing is the person filing this Statement and is the subject company. General Bearing's business address, telephone number and website are as set forth in "Item 1. Subject Company Information."

      Tender Offer. This Statement relates to the tender offer by GBC Acquisition Corp. (the "Purchaser"), a corporation controlled by Seymour I. Gussack, Chairman of the Board and David L. Gussack, Chief Executive Officer and Director, as disclosed in the Schedule TO (as defined below). According to the Offer to Purchase (as defined below), the principal business address of the Purchaser is 44 High Street, West Nyack, New York 10994.

      According to the Offer to Purchase, the Purchaser is offering to purchase at a purchase price of $4.00 per share, net to the seller in cash, less any withholding taxes and without payment of interest (the "Offer Price"), all outstanding shares of Common Stock that are not owned by the Continuing Stockholders (as defined below), on the terms and subject to the conditions set forth in the Offer to Purchase dated July 16, 2004 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal"), copies of which are filed as Exhibits 99(a)(i) and 99(a)(ii) hereto, respectively, and are incorporated in this Statement by reference (which Offer to Purchase and Letter of Transmittal together constitute the "Offer"). The Offer does not preclude any individual holding vested options from exercising such options and tendering the Shares underlying the options for the Offer Price. However, in the event that the Merger occurs, all individuals who hold vested options, whether or not they are Continuing Stockholders and whether or not the exercise price of their options is less than the Offer Price, will receive the greater of (i) $1.00 per option, if such individual agrees to terminate any remaining unvested options, or (ii) the difference between the exercise price and the Offer Price, per option, with any unvested options accelerating upon consummation of the Merger. The vesting schedules of any options that are not currently vested will not be adjusted in connection with the Offer.

      In addition, according to the Offer to Purchase, upon the closing of the Offer, the Purchaser will be owned by Seymour I. Gussack, David L. Gussack, Robert E. Baruc and Nina M. Gussack, each directors of General Bearing, certain officers of General Bearing, and certain of their respective family members

(collectively, the "Continuing Stockholders"). Together, the Continuing Stockholders own, as of July 14, 2004, 2,461,908 shares of Common Stock, which represents approximately 66.0% of the outstanding Common Stock.

      The Offer is disclosed in a combined Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO-T (the "Schedule TO") filed by the Purchaser with the Securities and Exchange Commission (the "SEC") on July 16, 2004. According to the Offer to Purchase, if, after the completion of the Offer, the Purchaser owns at least 90% of the outstanding Common Stock, the Purchaser will then be permitted under Delaware law to effect a "short-form" merger with General Bearing without the approval of the board of General Bearing or remaining holders of the Common Stock (the "Merger"). In the Offer to Purchase, the Purchaser has stated that it will effect the Merger as soon as practicable after it completes the Offer, unless a court prevents it from doing so. According to the Offer to Purchase, each share of Common Stock that the Purchaser does not acquire in the Offer will be converted in the Merger into the right to receive $4.00 in cash, unless the holder of the share properly perfects appraisal rights under Delaware law.

      As set forth in the Offer to Purchase, the Offer is conditioned upon there having been validly tendered and not withdrawn prior to the expiration date of the Offer at least that number of shares of Common Stock (1) that represent at least a majority of the total number of shares of Common Stock outstanding on the date shares are accepted for payment that are not beneficially owned by the Continuing Stockholders and executive officers of General Bearing (the "Majority of the Minority Condition") and (2) that would, when aggregated with the shares of Common Stock owned directly or indirectly by the Continuing Stockholders, represent at least 90% of all shares of Common Stock then outstanding (the "Minimum Tender Condition"). The Majority of the Minority Condition may not be waived by the Purchaser, but the Purchaser reserves the right to waive the Minimum Tender Condition.

            According to the Offer to Purchase, in addition to the above conditions, the Purchaser will not be required to accept for payment or pay for any shares of Common Stock, may postpone the acceptance for payment of or payment for tendered shares, and may, in its sole discretion, terminate or amend the Offer as to any shares not then paid for, if (i) at the expiration of the Offering Period, the Majority of the Minority Condition has not been satisfied;
(ii) at the expiration of the Offering Period, the Minimum Tender Condition has not been satisfied and the Purchaser has not waived the condition; or (iii) at or prior to the time of the expiration of the Offer, any of the following events shall occur:

                  (a) Any preliminary or permanent judgment, order, decree, ruling, injunction, action, proceeding or application shall be pending or threatened before any court, government or governmental authority or other regulatory or administrative agency or commission, domestic or foreign, which would or might restrain, prohibit or delay consummation of, or materially alter or otherwise materially affect, the Offer or the Merger or that would reasonably be expected to, directly or indirectly:

                        (i) Make illegal or otherwise prohibit consummation of the Offer;

                        (ii) Prohibit or materially limit the ownership or operation by the Purchaser of all or any material portion of the business or assets of General Bearing;

                        (iii) Impose material limitations on the ability of the Purchaser to effect the Merger or to effectively acquire, hold or exercise full rights of ownership of Shares (as defined in the Offer), including the right to vote any Shares acquired by the Purchaser pursuant to the Offer on all matters properly presented to General Bearing's stockholders;

                        (iv) Require divestiture by the Continuing Stockholders or the Purchaser of any Shares; or

                  (b) Any statute, including without limitation any state anti-takeover statute, rule, regulation or order or injunction shall be sought, proposed, enacted, promulgated, entered, enforced or deemed or become applicable or asserted to be applicable to the Offer or the Merger, which would or might restrain, prohibit or delay consummation of, or materially alter or otherwise materially affect, the Offer or the Merger or that would reasonably be expected to result in any of the consequences referred to in paragraph (a) above; or

                  (c) Any change (or any condition, event or development involving a prospective change) shall have occurred or be threatened that has a materially adverse effect on the business, properties, assets, liabilities, capitalization, stockholders' equity, financial condition, operations, results of operations or prospects of General Bearing or any of its subsidiaries; or

                  (d) There shall have occurred (i) any general suspension of, or limitation on times or prices for, trading in securities on any national securities exchange or in the over-the-counter market, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) the outbreak or escalation of a war (whether or not declared), acts of terrorism, armed hostilities or other international or national calamity directly or indirectly involving the United States, (iv) any limitation (whether or not mandatory) by any governmental authority on, or any other event which might affect the extension of credit by banks or other lending institutions, (v) a suspension of or limitation (whether or not mandatory) on the currency exchange markets or the imposition of, or material changes in, any currency or exchange control laws in the United States or (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

                  (e) Any tender or exchange offer with respect to some or all of the outstanding Shares of common stock of General Bearing (other than the Offer), or a merger, acquisition or other business combination proposal for General Bearing (other than the Offer and the Merger), shall have been proposed, announced or made by any person, entity or group;

                  (f) Acting through its board of directors, the Purchaser shall have agreed that the Purchaser shall terminate the Offer or postpone the acceptance for payment of or payment for Shares thereunder;

                  (g) There shall have occurred or be in existence any other event, circumstance or condition, which, in the reasonable judgment of the Purchaser, would prevent the Purchaser from effecting the Merger following the completion of the Offer; or

                  (h) Any event which in the reasonable judgment of the Purchaser with respect to each and every matter referred to above makes it inadvisable to proceed with the Offer or with the Merger.

      With respect to all information described in this Statement as contained in Schedule TO, Schedule 13E-3, the Offer to Purchase and the Letter of Transmittal and all information regarding the Purchaser, General Bearing takes no responsibility for the accuracy or completeness of such information or for any failure by the Purchaser to disclose events or circumstances that may have occurred and may affect the significance, completeness or accuracy of any such information.

            3. Past Contacts, Transactions, Negotiations and Agreements.

      Conflicts of Interest. The information set forth in "Special Factors - Background of the Offer," "Special Factors - Transactions Between Purchaser, Its Affiliates and General Bearing," "Special Factors - Conflicts of Interest" and "The Offer - Section 8. Certain Information Concerning the Continuing Stockholders and the Purchaser" of the Offer to Purchase is incorporated in this Statement by reference.

      General Bearing's Certificate of Incorporation provide that it shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or complete action, suit or proceeding, whether civil, criminal, administrative or investigative, or by or in the right of the corporation to procure judgment in its favor, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, in accordance with and to the full extent permitted by statute.

      The Bylaws of General Bearing also provide for indemnification of the officers and directors of General Bearing to the fullest extent permitted by the General Corporation Law of the State of Delaware. In addition, pursuant to the terms of an Indemnification Agreement dated as of July 14, 2004, Seymour Gussack and David Gussack have agreed, jointly and severally, to indemnify Peter Barotz, Barbara Henagan and Ronald Fetzer, the independent members of the Board, for Costs (as defined therein) resulting from or arising out of actions or omissions of such independent directors taken or omitted to be taken on behalf of General Bearing within the scope of such independent directors' official capacities in connection with the Offer and the Offer and the transactions contemplated thereby to the fullest extent permitted by the General Corporation Law of the State of Delaware, the Certificate of Incorporation or Bylaws of General Bearing in effect as of such date. The indemnity provided in the indemnification agreement may only be sought if and to the extent that the combination of (i) any directors and officers insurance policy maintained by General Bearing and
(ii) the indemnity provided in General Bearing's Certificate of Incorporation and Bylaws is not adequate to satisfy fully such Costs.

      In fiscal year 2003, each of General Bearing's non-management directors received cash compensation in the amount of $1,000 per Board meeting attended in person. In addition, each non-management director received cash compensation in the amount of $500 per committee meeting unless the meeting was immediately before or after a Board meeting, in which case, the fee was $250. The fees are halved for telephone attendance.

      Each non-management director received additional compensation of (i) an option for 5,000 shares when joining the Board and (ii) 2,000 shares per year per director at calendar year end for the year served (the intent of this specific quantity is to approximate $12,000 - $15,000 in value).

      Also, members of the General Bearing board of directors and certain General Bearing officers hold options to purchase shares of Common Stock. Pursuant to the terms of the Offer, in the event that the Merger occurs, all individuals who hold vested options, whether or not they are Continuing Stockholders and whether or not the exercise price of their options is less than the Offer Price, will receive the greater of (i) $1.00 per option, if such individual agrees to terminate any remaining unvested options, or (ii) the difference between the exercise price and the Offer Price, per option, with any unvested options accelerating upon consummation of the Merger. The following chart sets forth the numbers of options held by General Bearing directors and officers named in General Bearing's Report on Form 10-K for the fiscal year ended January 3, 2004, the number of shares vested as of the date of this amended Statement and the exercise price of such options (an asterisk (*) represents exercise price is less than the Offer Price):

----------------------------------------------------------------------------------------------------------------------
       Last Name               First Name          # of Option      Shares Vested as of Date       Exercise Price
                                                      Shares              of Statement
----------------------------------------------------------------------------------------------------------------------
Barotz                    Peter                       5,000                   5,000                     $7.00
----------------------------------------------------------------------------------------------------------------------
Baruc                     Robert                      5,000                   5,000                     $7.00
----------------------------------------------------------------------------------------------------------------------
Fetzer                    Ronald                      5,000                   1,250                    $2.99*
----------------------------------------------------------------------------------------------------------------------
Gussack                   David                      140,000                 135,000               20,000 at $7.00
                                                                                                  15,000 at $3.75*
                                                                                                  100,000 at $3.08*
----------------------------------------------------------------------------------------------------------------------
Gussack                   Nina                        5,000                   5,000                     $7.00
----------------------------------------------------------------------------------------------------------------------
Gussack                   Seymour                     25,000                 20,000               15,000 at $3.75*
                                                                                                   5,000 at $3.08*
----------------------------------------------------------------------------------------------------------------------
Henagan                   Barbara                     5,000                   5,000                    $7.625
----------------------------------------------------------------------------------------------------------------------
Hoo                       Joseph                      25,000                 23,750                20,000 at $7.00
                                                                                                   3,750 at $3.75*
----------------------------------------------------------------------------------------------------------------------
Kurtz                     William                     19,800                 18,550                14,800 at $7.00
                                                                                                   3,750 at $3.75*
----------------------------------------------------------------------------------------------------------------------
Self                      Corby                       20,000                  8,000                    $2.90*
----------------------------------------------------------------------------------------------------------------------
Uhlig                     Thomas                        0                       0                        N/A
----------------------------------------------------------------------------------------------------------------------

      Except as described in this Statement (including the Exhibits hereto) or incorporated in this Statement by reference, to the knowledge of General Bearing, as of the date of this Statement, there exists no material agreement, arrangement or understanding or any actual or potential conflict of interest between General Bearing or its affiliates and (i) General Bearing or its executive officers, directors or affiliates or (ii) the Purchaser or its executive officers, directors or affiliates.

            4. The Solicitation or Recommendation.

      Recommendation.

      At a meeting held on July 14, 2004, in accordance with Rule 14e-2 of the Securities Exchange Act of 1934, the entire Board of Directors, including the directors who are not Continuing Stockholders, unanimously determined to remain neutral on whether the stockholders should accept the Offer and tender their shares pursuant to the Offer. The Board determined to take this course of action with respect to the Offer due to the fact that it has been structured by the Purchaser in a manner that follows the fairness steps recently outlined by the courts of the State of Delaware in cases such as In re Pure Resources, Inc. Shareholders Litigation, which steps the Delaware courts have reasoned are designed to protect the interests of minority stockholders: (1) the Offer is structured as a tender offer, which gives the stockholders the option of whether to participate, (2) the Offer includes an unwaiveable Majority of the Minority Condition, which ensures that the transaction will not be consummated unless a majority of the minority stockholders tender their shares and (3) the Offer includes the Minimum Tender Condition and a promise to effect promptly the Merger if the Minimum Tender Condition is satisfied.

      Although the Board is expressing no opinion and is remaining neutral with respect to the Offer, the Board believes that stockholders should carefully read the Offer and this Statement before making any decision regarding tendering their shares and consider, among other things, the following factors in deciding whether to tender their shares in the Offer:

      o Historical Market Prices of the Shares: Stockholders should review the information regarding General Bearing's share price performance set forth under the caption "Price Range of Shares; Dividends; Ownership of and Transactions in Shares" in Section 6 of the Offer to Purchase and also obtain a current market quotation for the shares;

      o Financial Condition, Results of Operations, Business Prospects of General Bearing: Stockholders should review General Bearing's financial information set forth in the 2003 Annual Report and others reports of General Bearing filed with the Securities and Exchange Commission;

      o Control by Continuing Stockholders: Stockholders should be aware of the significant control that the Continuing Stockholders exercise over the business and affairs of General Bearing, through their management of General Bearing, their representation on the Board and their substantial equity holdings in General Bearing and the statement on April 28, 2004 that they would not consider selling their interest in General Bearing; and

      o No Independent Valuation: Stockholders should consider that there has been no independent valuation analysis undertaken as to whether the consideration to be received in the Offer is fair from a financial point of view.

      The Board urges each stockholder to make their own decision as to the acceptability of the Offer, including the adequacy of the Offer Price, in light of their own investment objectives, views as to General Bearing's prospects and outlook and any other factors such stockholder deems relevant to their investment decision. In addition, stockholders should consult their own financial and legal advisors and make such other investigations concerning the Offer as they deem necessary.

      Background of the Offer.

      From March 31, 2001 to the passage of the Sarbanes-Oxley Act in 2002, the Board did not actively seek out strategic alternatives to General Bearing remaining an independent public company. Further, General Bearing had no plans or proposals relating to an extraordinary transaction, including selling General Bearing, combining with a strategic partner, or making strategic acquisitions. Since the Continuing Stockholders had expressed their intention not to sell their shares in General Bearing, alternatives that involved the selling of the Continuing Stockholders' shares were not viable. However, in the second half of 2002, following passage of the Sarbanes-Oxley Act, which greatly increased regulatory compliance burdens and costs, General Bearing began reconsidering strategic alternatives for General Bearing. The cost of compliance to General Bearing with securities laws as a result of the Sarbanes-Oxley Act, and SEC rules promulgated thereunder, is estimated to be approximately $250,000 per year and expected to increase in the future to more than $400,000 per year as further SEC rulemaking becomes effective.

      For a period of approximately two months prior to the Purchaser's announcement of its intention to take General Bearing private through a tender offer, the Purchaser consulted informally with a few financial advisors in order to assess the alternative means of taking the Company private. In particular, on November 25, 2003, the Purchaser met with representatives of PanAmerican Capital Partners, LLC. ("PanAm") and met with BNP Paribas ("BNP") on February 6, 2004. In addition, during this time several meetings occurred between the Purchaser and Keybank which were limited to the financing of the Offer and the continued financing of General Bearing.

      The Purchaser explored various alternatives with PanAm and BNP including having an unrelated party make the tender offer and becoming a stockholder of General Bearing; and having a third party finance the Purchaser's tender offer with "mezzanine" financing. In addition, the Purchaser considered having General Bearing making a tender offer. The Purchaser ultimately determined that the present Offer was the most viable means to take the Company private and maximize the value to be received by the stockholders for the following reasons: (i) a tender offer by General Bearing would have required additional transaction costs; (ii) General Bearing was not aware of any unrelated parties interested in making a tender offer and becoming a shareholder of the Company, and it was believed that the associated costs and burdens to General Bearing would have been greater than those in connection with the present Offer; (iii) it was believed that mezzanine financing by an entity other than Keybank would have been more costly than having Keybank finance the present offer as a result of General Bearing's inability to grant a mezzanine lender a first lien on the Company's assets.

      Based on its assessment of these discussions, the Purchaser decided that either a tender offer followed by a short-form merger or a long-form merger would be the most effective and efficient means of taking the Company private. Ultimately, the Purchaser determined that the present Offer was the most viable means to take the Company private and maximize the value to be received by the public stockholders. The Purchaser has not retained a financial advisor in connection with the Offer.

      The Purchaser formed the group of Continuing Stockholders based primarily on membership in the Gussack family, which holds a majority interest in the Company. Thomas J. Uhlig and Joseph J.C. Hoo, President and the Vice President, Advanced Technology and China Affairs of General Bearing, respectively, became Continuing Stockholders as they expressed an interest in being part of the buying group. No other officers of the Company expressed such interest. Aside from Seymour Gussack and David Gussack, no other Continuing Stockholder participated in the structuring of the Offer or the Merger.

      The Purchaser chose to pursue the Offer as soon as possible after it was believed that General Bearing's debt levels were low enough to permit the additional financing for the Offer and the Merger. The Purchaser did not believe that it was feasible to commence an offer prior to such time due to higher debt levels which would have impeded the Purchaser's ability to obtain the necessary additional financing. Additionally, the Purchaser did not want to delay any longer the commencement of the Offer because (i) the several benefits of the transaction were of immediate value in light of General Bearing's current financial position and were realizable immediately upon ceasing to be a publicly-held company; (ii) the longer General Bearing remained publicly-held, additional accounting and related costs would be incurred to comply with the requirements of the Sarbanes-Oxley Act and the rules promulgated thereunder; and
(iii) the Purchaser believed that it was in the best interests of General Bearing and its stockholders to effect the transaction as soon as possible.

      A special meeting of the Board of Directors of General Bearing was held on March 16, 2004 to discuss and consider the burdens of being a public company. In particular, the Board of Directors discussed the following: (i) lack of liquidity for the stockholders due to the small size of the public float and lack of any significant institutional stockholders; (ii) the disclosure to competitors of key information, (iii) significant legal, accounting and insurance costs; (iv)significant administrative and reporting burden; (v) the increase in such burdens following enactment of the Sarbanes-Oxley Act; and (vi) lack of any business benefit to General Bearing. In addition, the Board of Directors also directed management to explore methods and develop a plan to relieve General Bearing of these burdens and create liquidity for General Bearing's stockholders. The Board further approved management's use of General Bearing resources to develop such a plan and authorized management to consider and consult with financing sources and other consultants.

      The Board of Directors next met at a regular meeting on April 12, 2004. The board unanimously approved resolutions to: (i) authorize General Bearing to reimburse the Purchaser for all costs and expenses, including the legal fees of Pepper Hamilton LLP ("Pepper Hamilton"), General Bearing's regular outside counsel, incurred through April 12, 2004, not to exceed $12,713.75, in connection with the proposed transaction, and (ii) approve and consent to Pepper Hamilton's representation of the Purchaser and the Continuing Stockholders in connection with the proposed transaction and to waive any actual or potential conflict of interest that had arisen or may arise as a result of Pepper Hamilton's representations. The resolution further provided that all costs and expenses of the Purchaser and the Continuing Stockholders incurred after April 12, 2004 would be paid by the Continuing Stockholders.

      At the same meeting, the Board of Directors determined not to retain outside counsel in connection with the anticipated going private transaction, pending a more detailed understanding of the form such transaction would take and the requirement for any board action in relation thereto. Further, the Board of Directors determined to rely on General Bearing's General Counsel, John Stein, on legal matters concerning any transaction. General Bearing later engaged the law firm of Ballard Spahr Andrews & Ingersoll, LLP ("Ballard Spahr") to advise the General Bearing Board of Directors with respect to the anticipated transaction.

      Between April 12, 2004 and April 27, 2004, the Purchaser consulted with the law firm of Pepper Hamilton, Keybank and other financial firms on viable structures for a going private transaction, financing terms, premiums paid in other going private transactions and related issues. During these discussions, the Purchaser was advised that average premiums paid over market prices in other going private transactions were believed to be in the range of 20% - 30%. Based primarily upon its perception of premiums over market prices paid in other going private transactions, and the viable debt limits which the Purchaser and General Bearing would be able to bear, the Continuing Stockholders decided to express their interest in taking General Bearing private through a tender offer at $3.50 per Share.

      On April 28, 2004, David Gussack, on behalf of the Continuing Stockholders, sent a non-binding proposal to the Board of Directors indicating their interest in pursuing a going private transaction at a price of $3.50 per Share of General Bearing common stock. In the letter, the Continuing Stockholders stated that they had no interest or intention in selling their Shares.

      In the months following the April 28, 2004 announcement of the Purchaser's intention to take General Bearing private through a tender offer at $3.50 per Share, Seymour Gussack and David Gussack received communications from several stockholders stating that the $3.50 offer price was too low. In addition to communications from stockholders of General Bearing, the Purchaser also received a request from the directors of General Bearing who are not Continuing Stockholders to increase the offer price. The trading price for General Bearing common stock had risen to prices above $3.50 since the April 28 announcement.

      In response to the communications regarding the Offer Price from stockholders and the directors who are not Continuing Stockholders, the Purchaser determined to raise the Offer Price to $4.00 per Share. The Purchaser has secured a commitment from Keybank to finance the Offer and the Merger in an amount sufficient to finance the Offer and the Merger at $4.00 per Share. As a condition to its financing the Offer and the Merger at $4.00 per Share, Keybank will require personal guarantees from Seymour Gussack and David Gussack. Both Seymour Gussack and David Gussack have stated that they will not guarantee any additional financing.

      Following the Purchaser's indication that it was raising the Offer Price, at a meeting held on July 14, 2004, the Board voted unanimously to remain neutral with respect to the Offer recognizing that the Purchaser agreed to follow the structure outlined in recent Delaware cases regarding tender offers by interested parties.

            5. Person/Assets, Retained, Employed, Compensated or Used.

      Except as disclosed in this Statement, neither General Bearing nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to General Bearing stockholders on its behalf with respect to the Offer, except that such solicitations or recommendations may be made by directors, officers or employees of General Bearing, for which services no additional compensation will be paid.

            6. Interest in Securities of the Subject Company.

      No transaction in shares of the Common Stock has been effected during the past sixty days by General Bearing or, to the knowledge of General Bearing, by any executive officer, director, affiliate or subsidiary of General Bearing.

            7. Purposes of the Transaction and Plans or Proposals.

      Except as described in this Statement or in the Offer to Purchase, no negotiations are being undertaken or underway by General Bearing in response to the Offer which relate to, or would result in: (1) a tender offer or other acquisition of the Common Stock by General Bearing, any subsidiary of General Bearing or any other person, (2) any extraordinary transaction, such as a merger, reorganization or liquidation, involving General Bearing or any subsidiary of General Bearing, (3) any purchase, sale or transfer of a material amount of assets of General Bearing or any subsidiary of General Bearing or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of General Bearing.

            8. Additional Information.

      Incorporation by Reference.

      The information contained in all of the Exhibits referred to in Item 9 below is incorporated in this Statement by reference.

      Where You Can Find More Information.

      General Bearing files annual, quarterly and special reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934. You may read and copy this information at the following location of the
SEC:

                             Public Reference Room
                             450 Fifth Street, N.W.
                             Suite 1024
                             Washington, D.C. 20549


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

      You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates.

      The SEC also maintains an Internet worldwide website that contains reports, proxy statements and other information about issuers, like General Bearing, who file electronically with the SEC. The address of that site is http://www.sec.gov.


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

Item 9. Exhibits.

Exhibit No.          Description

99(a)(i) Offer to Purchase dated July 16, 2004 (incorporated by reference to Exhibit 99(a)(1)(i) to Schedule TO)

99(a)(ii)            Letter of Transmittal (incorporated by reference to Exhibit
                     99(a)(1)(ii) to Schedule TO)

99(a)(iii)           Notice of Guaranteed Delivery (incorporated by reference to
                     Exhibit 99(a)(1)(iii) to Schedule TO)

99(a)(iv)            Letter from Information Agent to Brokers, Dealers,
                     Commercial Banks, Trust Companies and Other Nominees
                     (incorporated by reference to Exhibit 99(a)(1)(iv) to Schedule TO)

99(a)(v) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99(a)(1)(v) to Schedule TO)

99(a)(vi)            Guidelines for Certification of Taxpayer Identification
                     Number on Substitute W-9 (incorporated by reference to Exhibit 99(a)(1)(vi) to Schedule TO)

99(a)(vii)           Press Release issued by General Bearing Corporation on
                     April 28, 2004 (previously filed on Current Report on Form
                     8-K dated April 29, 2004)

99(a)(1)(viii)       Text of Letter to Board of Directors of General Bearing by
                     GBC Acquisition Corp. on April 28, 2004 (incorporated by reference to Exhibit 99.2 of Schedule TO-C filed April 29,
                     2004 by GBC Acquisition Corp.)

99(a)(1)(ix)         Text of Email Correspondence dated May 8, 2004 from David
                     Gussack to David Mardo of U.S. Trust Company in response to an inquiry from David Mardo asking when the tender offer is expected to be completed (incorporated by reference to Exhibit 99.1 of Schedule TO-C filed May 10, 2004 by GBC
                     Acquisition Corp.)

99(a)(1)(x)          Text of Press Release issued by GBC Acquisition Corp. on
                     July 16, 2004 (incorporated by reference to Exhibit
                     99(a)(1)(x) to Schedule TO)

99(a)(1)(xi)         Text of Letter to Stockholders of General Bearing by GBC
                     Acquisition Corp. on July 16, 2004 (incorporated by reference to Exhibit 99(a)(1)(xi) to Schedule TO)

99(a)(1)(xii)        Indemnification Agreement by and among Seymour Gussack,
                     David Gussack, Peter Barotz, Barbara Henagan and Ronald
                     Fetzer dated as of July 14, 2004 (incorporated by reference to Exhibit 99(d) to Schedule TO)


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

99(a)(1)(xiii)       Text of press release issued by GBC Acquisition Corp. on
                     August 6, 2004


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


SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             GENERAL BEARING CORPORATION


                                             By: /s/ David A. Gussack
                                                 --------------------
                                                 Name:  David A. Gussack
                                                 Title:  Chief Executive Officer


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